Mail Stop 3561

December 11, 2007

By U.S. Mail and facsimile to (914) 967-9405

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580

      Re: **Jarden Corporation**
                Definitive 14A
                Filed March 30, 2007
                File No. 1-13665

Dear Mr. Franklin:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 26, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

General

1. We note your responses to comments 4, 5, 6, 11 and 15 in our letter dated August 21, 2007. Please confirm that you will include the information from your responses in the proxy statement.

Grants of Plan-Based Awards, page 25

2. We note your response to comment 14 in our letter dated August 21, 2007 and we reissue that comment. Please explain why the shares granted to Ms. DeStefano and Mr. Tolbert were not included the columns previously referenced.

<u>Employment Agreements, page 28</u>

3. We reissue comment 16 in our letter dated August 21, 2007. Please provide us with an analysis as to whether you believe it is appropriate to omit the budgeted EBITDA goal because disclosure of those targets would result in competitive harm or clearly indicate that you will present this information in the next proxy statement.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: John E. Capps
Senior Vice President, General Counsel and
  Secretary